FORM 4
                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935 or
        Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*/ 2. Issuer Name and Ticker              / 6. Relationship of Reporting Person(s) to Issuer
                                        /    or Trading Symbol                   /    (Check all applicable)
                                        /                                        /
                                        /                                        /     X   Director            ___  10% Owner
                                        /             ITEX CORPORATION           /     X   Officer             ___  Other
                                        /                 ("ITEX")               /         (give title below)       (specify below)
                                        /                                        /
CALVITTI,     DANIELA          C.       /                                        /          Chief Financial Officer
----------------------------------------/----------------------------------------/--------------------------------------------------
(Last)        (First)       (Middle)    / 3. IRS or           / 4. Statement for / 7. Individual or Joint/Group Filing
                                        /    Social Security  /    (Month/Year)  /    (Check Applicable Line)
c/o ITEX CORPORATION                    /    Number of        /                  /
3400 COTTAGE WAY                        /    Reporting Person /      02/2002     /     X  Form filed by one Reporting Person
----------------------------------------/                     /------------------/
(Street)                                /                     / 5. If Amendment, /    ___ Form filed by more than One
                                        /                     /    Date of       /        Reporting Person
                                        /                     /    Original      /
 SACRAMENTO              CA    95825    /                     /    (Month/Year)  /
--------------------------------------- /                     /                  /
(City)                (State)  (Zip)    /                     /                  /
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                           TABLE I - NONDERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title     /2.Trans-    /3.Transaction /  4. Securities Acquired (A)      /   5. Amount of      /6. Ownership   / 7. Nature of
   of        /  action    /     Code     /     or Disposed of (D)           /      Securities     /   Form:       /    Indirect
  Security   /  Date      /  (Instr. 8)  /     (Instr. 3,4 and 5)           /      Beneficially   /   Direct (D)  /    Beneficial
  (Inst.3)   /(Mo/Day/Yr) /-------------------------------------------------/      Owned at End   /   or          /    Ownership
             /            / Code  /  V   /  Amount     /(A) or (D)/  Price  /      of Month       /   Indirect(I) /    (Instr.4)
             /            /       /      /             /          /         /     (Inst. 3 and 4) /   (Instr.4)   /
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).



                           TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (e.g., puts, calls, warrants, options, convertible securities)
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1.          / 2.      /3.       /4.      /5.          /6.               /7.             /8.      /9.      /10.     / 11.
Title of    / Con-    /  Trans- / Trans- / Number of  /      Date       /   Title and   / Price  / Number / Owner- /  Nature
Derivative  / version / action  / action / Derivative /   Exercisable   /   Amount of   /   of   /   of   /  ship  /    of
Security    /   or    / Date    / Code   / Securities /       and       /   Underlying  / Deriv- / Deriv- / form of/  Indirect
(Instr. 3)  / exercise/ (Mo.    /(Inst.8)/ Acquired   /   Expiration    /   Securities  / ative  / ative  / Deriv- /  Beneficial
            / Price of/  Day    /        / (A) or     /      Date       /  (Instr. 3,4) / Secu-  / Secu-  / ative  /  Ownership
            /   of    /  Year)  /        / Disposed   /(Month/Day/Year) /               / rity   / rities / Secu-  /
            / Deriv-  /         /        / of (D)     /                 /               /(Inst.4)/ Benefi-/ rity:  /
            / ative   /         /        /(Inst.3,4,5)/                 /               /        / cially / Direct /
            / Secu-   /         /--------/------------/-----------------/---------------/        / Owned  / (D)    /
            / rity    /         /Code/ V / (A)  / (D) / Date   /  Expir-/ Title /Amount /        / at End /Indirect/
            /         /         /    /   /      /     / Exer-  /  ation /       / or    /        / of     / (I)    /
            /         /         /    /   /      /     / cisable/  Date  /       /No. of /        / Month  /(Inst.4)/
            /         /         /    /   /      /     /        /        /       /shares /        /(Inst.4)/        /
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Options        $.08    02/08/02   A    V  100,000       *(1)    02/08/07 Common  100,000  ------  375,000     D             N/A
   to                                                                     Stock
Purchase
 Common
 Stock
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Explanation of Responses:

*(1)    25,000 vests immediately
        25,000 vests 02/10/03
        25,000 vests 02/10/04
        25,000 vests 02/10/05

                                                                                   /s/ Daniela Calvitti                 3/7/02
                                                                                   --------------------------------     ----------
                                                                                   Daniela Calvitti                     Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.